Physicians Remote Solutions, Inc.

5 Ridge Road

Cos Cob, CT 06807

April 11, 2006

Mr. H. Christopher Owings, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Physicians Remote Solutions, Inc. ( the “Company”)

Registration Statement on Form SB-2

Filed February 6, 2006

File No. 333-131599

Dear Mr. Owings:

Reference is made to your letter of March 8, 2006. The following paragraph numbers and captions correspond to the numbered paragraphs in your letter.

Financial Statements

General

41.

A capitalization table has been included under the Caption “Prospectus Summary.”  Because there is no minimum number of shares that must be sold if any shares are sold, the pro forma portion of the table is based upon a sale of no shares and a sale of 385,000 (the maximum) shares.

Report of Independent Registered Public Accounting Firm

42.

The report of the independent registered public accounting firm has been revised to include the language specified in paragraphs 12 and 13 of AU 341.  An updated opinion has been included in Amendment No. 1.

Consolidated Financial Statements

43.

The financial statements as presented are consolidated and include the accounts of VoxTech Products, Inc. as disclosed in Note A of Notes to Consolidated Financial Statements. Get-A-Geek, Inc. is not a subsidiary or related party of the Company and is therefore not part of the consolidation.

Note A – Summary of Significant Accounting Policies

44.

The exclusive license was acquired on September 10, 2005 and is effective, as amended, through at least June 30, 2007.  Consistent with paragraph 11 of SFAS 142, this intangible asset is amortized over 22 months which is the minimum term of the exclusive license.  The amortization was not included as of November 30, 2005 as it was only acquired in September and therefore was not considered material.  The license has been amortized for the three months in the period ended February 28, 2006.  The language in Note C of Notes to Consolidated Financial Statements has been revised to include the accounting policy for this intangible asset.

The Company will assess impairment for recoverability in accordance with paragraph 8 of SFAS 144.  Note C of Notes to Consolidated Financial Statements has been revised to reflect this policy.  No events or circumstances existed at November 30, 2005 or February 28, 2006 which would warrant an assessment of recoverability.

45. SFAS 123® is discussed as the Company made share based payments of common stock in return for goods and services.  Consistent with the requirements of SFAS 123 ®, these payments have been recorded at their fair value.  The Company does not have any outstanding options or other equity instruments.  The disclosure requirements of paragraph 46 of SFAS 123 ® are thus not applicable.  Note A now discloses that the Company does not have any stock based compensation plans.

46.

All equity issuances for the period are included in the computation of Earnings per share (“EPS”).  As the Company does not have any common stock equivalents, the basic and diluted EPS are identical.  The face of the Statement of Operations indicates that the EPS is both basic and diluted.  The numerator (net income) and denominator (weighted average shares outstanding) are also shown on the face of the Income Statement.  It does not appear that any of the other disclosure requirement in paragraphs 40 and 41 of SFAS 128 are applicable.

47.

Note D has been revised to disclose the accounting for the shares issued as well as how the fair value of the shares was determined.  Disclosure has also been made that the shares were fully vested upon issuance and that there are no other applicable terms.

Sincerely,

Physicians Remote Solutions, Inc.

By: /s/ Gary Cella

Gary Cella, President